EXHIBIT 12

HONEYWELL INTERNATIONAL INC.
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	2012	2011	2010	2009	2008

Determination of Earnings:
Income before taxes	$3,875	$2,282	$2,722	$1,964	$584
Add (Deduct):
Amortization of capitalized interest	20	20	21	21	22
Fixed charges	404	432	451	539	542
Equity income, net of distributions	(45)	(51)	(28)	(26)	(63)

Total earnings, as defined	$4,254	$2,683	$3,166	$2,498	$1,085

Fixed Charges:
Rents(a)	$53	$56	$65	$81	$86
Interest and other financial charges	351	376	386	458	456

	404	432	451	539	542
Capitalized interest	18	13	16	15	26

Total fixed charges	$422	$445	$467	$554	$568

Ratio of Earnings to Fixed Charges	10.08	6.03	6.78	4.51	1.91

(a) Denotes the equivalent of an appropriate portion of rentals representative of the interest factor on all rentals other than for capitalized leases.